James F. Hinrichs	3750 Torrey View Court
Chief Financial Officer	San Diego, CA 92130
858.617.2192 tel.
jim.hinrichs@carefusion.com
carefusion.com

        April 2, 2012

VIA EDGAR AND MESSENGER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brian Cascio
Kristin Lochhead
Gary Todd

Re:	CareFusion Corporation
Form 10-K for the fiscal year ended June 30, 2011
Filed August 9, 2011
Form 10-Q for the fiscal quarter ended December 31, 2011
Filed February 3, 2012
Form 8-K dated February 2, 2012
Filed February 2, 2012
File No. 001-34273

Dear Mr. Cascio:

On behalf of CareFusion Corporation (the “Company”), the following responses are provided to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the comments in your letter dated March 15, 2012 regarding the Company’s Form 10-K for the fiscal year ended June 30, 2011 (the “Form 10-K”), Form 10-Q for the fiscal quarter ended December 31, 2011 (the “Form 10-Q”) and Form 8-K dated February 2, 2012 (the “Form 8-K”) (File No. 001-34273).

For your convenience, set forth below in bold are each of the comments in the Staff’s letter dated March 15, 2012, followed by the Company’s response to that comment.

Brian Cascio

U.S. Securities and Exchange Commission

April 2, 2012

Form 10-K for the fiscal year ended June 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 35

1.	We see that your discussions of the components of revenues and expenses generally cite multiple factors, including offsetting factors, in describing increases and decreases in the components of your operating results. In particular, we refer to the discussions of revenues, gross margins and other operating expenses. To assist in an understanding of the significance of the factors you cite, to the extent practical, in future filings, please quantify the amounts of individual factors cited in your discussions.

Response: The Company has noted the Staff’s comment and will expand its disclosure in future filings to provide more detail regarding the significance of individual factors that contribute to an increase or decrease in the components of its operating results in the Management’s Discussion and Analysis of Financial Condition and Results of Operations. To the extent practical, and when material, the Company will quantify the amounts of the individual factors cited in the disclosure.

Item 8. Financial Statements

Note 1. Reclassification, page 62

2.	You disclose that you made a reclassification between the cash flow statement items “accrued liabilities and other operating items, net” and “net effect of exchange rate changes on cash” as a result of refinement of your measurement of the impact of movements in foreign currency exchange rates on cash. In this regard:

•	Describe to us how you changed your methodology and describe the current methodology.

Response: The Company advises the Staff that it follows ASC 830-230-45-1, which requires the statement of cash flows to report the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. Although many companies utilize the consolidating approach to determine this effect, companies with complex international operations use alternative approaches to approximate or estimate the effect of exchange rates on the statement of cash flows. Because it has a significant number of foreign subsidiaries, the Company utilizes an alternative approach to estimate the effects of exchange rates on the statement of cash flows.

Brian Cascio

U.S. Securities and Exchange Commission

April 2, 2012

In connection with the Company’s spinoff from Cardinal Health, Inc. on August 31, 2009, the Company established its own treasury and accounting functions. As the Company transitioned off of Cardinal Health, Inc.’s financial and accounting systems, the Company implemented its own systems, which provided more detailed information than what was previously available. With the ability to track and identify additional levels of detail, the Company was able to refine its processes for conducting and tracking intercompany loan and cash pooling activities, which yielded increased transaction level detail for intercompany accounts. The availability of this additional level of detail allowed the Company to implement its refined estimation process beginning with the third quarter of fiscal year 2011.

Historically, the Company used the best level of detailed information captured by the Company while under the control of Cardinal Health, Inc. to determine the impact of changes in foreign currency rates based on the functional currency of the legal entity. Due to the Company’s ability to achieve a new level of detailed information and transaction tracking, the refined estimation process allows the Company to determine the impact of foreign currency rate changes separately for each currency held by the legal entity. The cash balances for each legal entity are adjusted for intercompany receivables and intercompany payables as it relates to the cash pooling and intercompany loan activities. For legal entities with multiple currencies resulting from cash pooling and intercompany loan activities, the availability of this new level of detailed information makes it possible to analyze the specific currencies within each legal entity with more detail in order to estimate the impact of foreign exchange rate fluctuations on the entity’s cash balances. Specifically, the additional level of detail allows for intercompany adjustments (adjusting transactions from the receiver back to the originator) before applying the foreign currency exchange rate calculations. This level of detail did not exist until the Company implemented its treasury and cash pooling processes as a standalone company.

•	Tell us how you were measuring the impact of movements of foreign currency exchange rates on cash prior to the change in method. Clarify for us why you believe the prior method conformed to GAAP.

Response: Prior to the refinement of its estimation process, the Company applied the change in foreign currency exchange rates to the beginning cash balances held at entities with non-USD functional currencies on a quarterly basis. Additionally, the Company determined the impact of changes in foreign currency rates based on the functional currency of the legal entity.

The Company believes that its prior estimation of the effects of exchange rate changes on cash complied with ASC 830-10-55-10 as it was an alternative approach to the consolidating approach generating reasonable approximations based on the best available information at that time.

Brian Cascio

U.S. Securities and Exchange Commission

April 2, 2012

•

Explain to us how refinement of your method resulted in the reclassification between the two cited items of the cash flow statement. In that regard, it is not clear how a change in the methodology for measuring the impact of movements in foreign currency exchange rates on cash would not impact multiple items on the cash flow statement.

Response: The refinement of the Company’s estimation process resulted in a variance from fiscal year 2010 to fiscal year 2011 due to independent significant changes in the foreign exchange rate of the Euro and the increased volume of U.S. dollar denominated intercompany transactions in the second half of fiscal year 2010. Therefore, the Company evaluated whether it had access to levels of detail similar to the fiscal year 2011 detail for prior periods presented. The Company determined that it did not have access to the same level of detailed information from the systems maintained prior to the Company establishing its standalone systems and procedures. However, for fiscal year 2010 and with considerable manual effort, the Company was able to compile partial information and make some assumptions that would allow it to approximate the fiscal year 2010 effect of foreign exchange rates on cash using similar data for comparing to the fiscal year 2011 presentation. It was determined that for fiscal year 2009 and prior, the data was not available to apply the estimation. It was felt that, for comparison purposes, the Company should reclassify the impact of applying the refined estimation to fiscal year 2010 as well as disclose the impact for comparability to fiscal year 2011 and that this impact should result in a reclassification from “other accrued liabilities and operating items, net” to “net effect of exchange rate changes on cash.”

The refinement to the Company’s estimation process for measuring the effect of exchange rate changes on cash did not impact multiple items on the cash flow statement since the reclassification primarily related to “other accrued liabilities and operating items, net” prior to the refinement of the estimation. This is due to the fact that all specific non-cash operating reconciling items and investing and financing transactions related to foreign subsidiaries were specifically captured within those categories within the statement of cash flows.

Note 13. Income Taxes, page 79

3.	In the rate reconciliation, please describe to us, with a view toward clarified disclosure in future filings, the principal components of the item “Effect of International Operations.”

Brian Cascio

U.S. Securities and Exchange Commission

April 2, 2012

Response: The Company advises the Staff that the line item “Effect of International Operations” included in the rate reconciliation in the Form 10-K is representative of the following principal components:

•

Foreign rate variance, which is the difference between the (i) hypothetical tax liability equal to foreign earnings (primarily from a Switzerland subsidiary) taxed at the U.S. statutory tax rate of 35% and (ii) the actual amount of foreign taxes accrued; and

•	The incremental U.S. tax expense on foreign earnings as a result of those earnings being subject to U.S. tax (e.g., Subpart F earnings).

The Company has noted the Staff’s comment and will expand its disclosure in future filings on Form 10-K to provide further disclosure within its rate reconciliation. Rather than include one line item for the “Effect of International Operations,” the Company intends to specifically identify on separate line items each of the principal components of the “Effect of International Operations.”

4.	You indicate that substantially all of your income from foreign operations is earned in Switzerland. You further disclose that your operations in Switzerland benefit from certain tax benefits and incentives. Please describe to us, with a view toward disclosure in future filings, the nature of these tax benefits and incentives. Please also tell us how your disclosure considers the guidance from SAB Topic 11-C.

Response: The Company advises the Staff that the Company’s Switzerland subsidiary qualifies for one of the federal tax regimes in Switzerland as a principal company as well as a special mixed company cantonal/communal tax regime, both of which have no expiration date. To a lesser extent, the Company’s Switzerland subsidiary also qualifies for certain federal and cantonal/communal tax holidays that are set to expire in 2015.

The Company has noted the Staff’s comment and will expand its disclosure in future filings on Form 10-K to provide further disclosure in accordance with SAB Topic 11-C. Specifically, the Company will enhance its disclosure to provide additional information related to the impact of the Switzerland tax holiday on the Company’s tax rate from which the dollar effect and the per share effect of the tax holiday can be determined.

5.	With respect to the IRS examinations, please tell us whether the Revenue Agent’s Report for 2006 and 2007 proposes additional income taxes for those years; and, if so, why you did not disclose that amount, similar to the disclosure you make for the Revenue Agent’s Report for 2003 through 2005. Also, tell us why you did not disclose the status of the contingency relating to 2006 and 2007 in this footnote. In that regard, we see that you provided a status for the Revenue Agent’s Report relating to 2003 through 2005.

Brian Cascio

U.S. Securities and Exchange Commission

April 2, 2012

Response: The Company advises the Staff that the Revenue Agent’s Report (the “RAR”) for fiscal years 2006 and 2007 proposes additional income taxes for those years. The Company did not separately quantify the amount of the additional income taxes proposed in the RAR for fiscal years 2006 and 2007, but did include an amount related to the RAR in its contingent tax reserves, as discussed below.

The RAR for fiscal years 2003 through 2005 was originally disclosed by Cardinal Health, Inc. in its filings with the Commission. Based on the allocation of tax liabilities in connection with the Company’s spinoff from Cardinal Health, Inc., a discussion of the RAR for fiscal years 2003 through 2005 was included in the Company’s registration statement on Form 10 in connection with the spinoff. Given the magnitude of the potential liability, and the fact that it had been previously disclosed as a separate item, the Company continued to disclose the amount of additional income taxes proposed by the RAR for fiscal years 2003 through 2005 in its periodic filings following the spinoff. The Company has not disclosed the amount of the additional income taxes proposed in the RAR for fiscal years 2006 through 2007 as a separate item in part due to the fact that it is significantly less than that of the RAR for fiscal years 2003 through 2005.

The Company believes that it has made appropriate disclosure of its unrecognized tax benefits, including its unrecognized tax benefits associated with the RAR for fiscal years 2006 and 2007, within the tabular roll-forward as required under ASC 740-10-50. Specifically, the Company considered the guidance under ASC 740-10-50-15A, which indicates that issuers are required to identify their unrecognized tax benefits on an aggregate basis. As stated in Appendix B of FASB Interpretation No. 48, “the Board believes that the tabular reconciliation will provide users with valuable information about a significant and sensitive estimate…” Furthermore, “the Board concluded that requiring disclosures at the aggregate level does not reveal information about individual tax positions yet it provides information that users indicated would be decision useful.” As such, the Company believes it has appropriately disclosed its tax assessments for fiscal years 2006 and 2007 on an aggregate basis and that a separate disclosure is not required to understand the Company’s overall unrecognized tax benefits.

The Company has appealed the RAR for fiscal years 2006 and 2007. As of the date of this letter, the IRS has not commenced the appeals process with respect to these years. The Company has noted the Staff’s comment and will expand its disclosure in future filings on Form 10-K if and when the status changes for the RAR for fiscal years 2006 and 2007.

6.	You indicate that you believe it is reasonably possible that during the twelve months from June 30, 2011, you will reach a favorable settlement with the IRS with respect to the Revenue Agent’s Report for 2003 through 2005. Tell us how your disclosure also considers the guidance from FASB ASC 740-10-50-15d.3. Under the cited guidance, you should disclose an estimate of the range of the reasonably possible change or state that an estimate of the range cannot be made.

Brian Cascio

U.S. Securities and Exchange Commission

April 2, 2012

Response: The Company has noted the Staff’s comment and will expand its disclosure in future filings on Form 10-K to conform with the guidance per ASC 740-10-50-15d.3, including an estimate of the range of the reasonably possible change or that an estimate of the range cannot be made.

7.	We note the references to tax reserves or contingent tax reserves in the last two paragraphs of the tax footnote on page 82. Tell us whether your accruals for these reserves are included in your liability for uncertain tax benefits. If not, please explain. Also, address your consideration of the disclosure guidance from S-X Rule 5-02.24.

Response: The Company advises the Staff that its accruals for the tax reserves and contingent tax reserves discussed in the last two paragraphs of the tax footnote on page 82 of the Form 10-K are included in the Company’s liability for uncertain tax benefits. Specifically, the Company has included this information in the tabular presentation of its reconciliation of the unrecognized tax benefits on page 81 of the tax footnote of the Form 10-K.

The Company will continue to separately disclose amounts associated with tax liabilities in excess of 5 percent of total liabilities in its tax footnote according to S-X Rule 5-02.24.

Note 14. Commitments and Contingencies, page 82

8.	We see that you have not accrued any amounts in connection with the FDA Consent Decree. Please tell us how you have considered the requirements of FASB ASC 450-20-25-2 in assessing whether an accrual was necessary at the balance sheet date. In that regard, tell us whether you believe a loss is probable and if the amount of loss can be reasonably estimated. Please note that the requirement to estimate the loss should not delay accrual of a loss until only a single amount can be reasonably estimated.

Response: The Company advises the Staff that it assesses contingencies to determine the degree of probability and range of possible loss for potential accrual in its financial statements pursuant to ASC 450-20-25-2. As of June 30, 2011, the Company did not believe that a loss was probable in connection with the FDA Consent Decree, and accordingly, it had not accrued any amounts related to the FDA Consent Decree as of such date. The Company has noted the Staff’s comment that the requirement to estimate losses should not delay accrual of a loss until only a single amount can be reasonably estimated. The Company will continue to review and monitor the probability of loss associated with the FDA Consent Decree. If new information becomes available that causes the Company to determine that a loss is probable, the Company will accrue a charge to income in an amount that can be reasonably estimated pursuant to ASC 450-20-25-2.

Brian Cascio

U.S. Securities and Exchange Commission

April 2, 2012

Note 18. Segment Information, page 87

9.	We see that disclosures in your filings identify six business lines, including: dispensing technologies, infusion systems, respiratory technologies, infection prevention, medical specialties and specialty disposables. Tell us how you considered the guidance from FASB ASC 280-10-50-40 in assessing whether you should provide quantified disclosure of revenues from each of these business lines in the notes to your financial statements.

Response: The Company advises the Staff that it has assessed whether or not to include quantified disclosure of revenues for each of the business lines in “Note 18. Segment Information” on the basis of similarity of products and services pursuant to ASC 280-10-50-40. Since the Company re-segmented its business in the first quarter of fiscal year 2012, the Company has reported its dispensing technologies, infusion systems, and respiratory technologies business revenues in its Medical Systems segment based on similarity because these three businesses focus on the Company’s medical equipment business. Since the re-segmentation, the Company has reported its infection prevention, medical specialties, and specialty disposables business revenues in its Procedural Solutions segment on the basis of similarity because these three businesses focus on the Company’s disposable products business. As a result, the Company has not historically provided quantified disclosure of business line revenues in its notes to the financial statements.

The Company has noted the Staff’s comment and will expand its disclosure in future filings to include quantified disclosure of revenues for each of the significant business lines in both the notes to the financial statements and in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Form 10-Q for the fiscal quarter ended December 31, 2011

Item 1. Financial Statements

Note 8. Goodwill and Other Intangible Assets, page 13

10.	We see that you re-segmented your business into two new segments. With a view toward enhanced disclosure in future filings, please tell us your reporting units for evaluating goodwill impairment. Clarify if the reassignment changed the composition of one or more of your reporting units. If so, please tell us how you considered FASB ASC 350-20-35-45.

Response: The Company advises the Staff that, commencing with the first quarter of fiscal year 2012, the Company re-segmented its business into the Medical Systems and

Brian Cascio

U.S. Securities and Exchange Commission

April 2, 2012

Procedural Solutions segments. The Company’s reporting units are the Medical Systems and Procedural Solutions segments, and it is at this level that the Company conducts its goodwill impairment evaluations.

Prior to the re-segmentation, the Company’s reporting units were its Critical Care Technologies and Medical Technologies and Services segments. The reorganization of the Company’s reporting structure changed the composition of its reporting units. Goodwill was reassigned to the reporting units using the relative fair value allocation approach pursuant to ASC 350-20-35-45.

Prior to reassignment, goodwill for the Critical Care Technologies segment and the Medical Technologies and Services segment was $2,261 million and $693 million, respectively, as of June 30, 2011. After reassignment, goodwill for the Medical Systems segment and the Procedural Solutions segment was $1,553 million and $1,401 million, respectively, as of June 30, 2011.

The Company has noted the Staff’s comment, and in future disclosures regarding the goodwill of the Company’s reporting units, the Company intends to include additional information regarding the reassignment of goodwill consistent with the following:

“Goodwill was reassigned to the Medical Systems and Procedural Solutions operating segments using the relative fair value allocation as part of the re-segmentation in the first quarter of fiscal year 2012. Prior to re-segmentation, goodwill for the Critical Care Technologies segment and the Medical Technologies and Services segment was $2,261 million and $693 million, respectively, as of June 30, 2011. After re-segmentation, goodwill for the Medical Systems segment and the Procedural Solutions segment was $1,553 million and $1,401 million, respectively, as of June 30, 2011.”

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quarter ended December 31, 2011 compared to the Quarter ended December 31, 2010, page 26

Revenue, page 27

11.	In future filings please enhance your disclosure to provide more detailed explanation of the underlying reasons for fluctuations in revenues from period to period, to the extent those reasons are identifiable. For instance, please explain the factors leading to growth in core business and capital product volumes and clarify why specialty disposables product revenues decreased. Please also clarify how you define “core business” as it relates to the business lines discussed.

Brian Cascio

U.S. Securities and Exchange Commission

April 2, 2012

Response: The Company has noted the Staff’s comment and will expand its disclosure in future filings to provide more detail regarding the underlying reasons for fluctuations in revenues from period to period, to the extent those reasons are identifiable and material.

The Company advises the Staff that it defines “core business” as the Company’s primary business activity, which is providing healthcare products and services to hospitals and other healthcare providers. When used in the context of the business lines discussed, the term “growth in core business,” refers to organic growth - that is growth from the Company’s primary business activity as opposed to non-organic growth resulting from one-time transactions such as a business acquisition. In future filings, rather than referring to “core business growth,” the Company intends to provide better clarity by referring to “organic business growth” and “non-organic growth from acquisitions” when describing the underlying reasons for fluctuations in revenues from period to period.

12.	As a related matter, the discussion of gross margin suggests that changes in revenues have also arisen from changes in prices. To extent material, in future filings please quantify the impact of changes in prices on revenues and gross margins. Refer to S-K Item 303.

Response: The Company has noted the Staff’s comment and will expand its disclosure in future filings to provide more detail regarding the impact of changes in prices on revenues and gross margins, to the extent material.

13.	Finally, as you have three business lines in each of your two operating segments, please describe to us why should not provide quantified disclosure of revenues from each of the business lines in the MD&A discussion of revenues.

Response: The Company has noted the Staff’s comment and will expand its disclosure in future filings to provide quantified disclosure of revenues from each of its six primary business lines in the MD&A discussion of revenues as stated in its response to the comment of the Staff in Item No. 9 above.

Form 8-K dated February 2, 2012

14.	We see that you present non-GAAP financial information and the related reconciliation required by S-K Item 10(e) in the form of an “adjusted” income statement. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10. Under the cited guidance, it is generally not appropriate to present a non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures.

Brian Cascio

U.S. Securities and Exchange Commission

April 2, 2012

Response: The Company has noted the Staff’s comment and will revise the manner in which it presents reconciliations to non-GAAP items on its income statement. In future filings, rather than include an “adjusted” income statement, the Company will provide reconciliations only for the most directly comparable financial measure calculated and presented in accordance with GAAP.

15.	Under “Fiscal 2012 Outlook,” you disclose a range of forecasted adjusted diluted EPS for the full fiscal year. You further disclose that you are unable to provide reconciliation to the most directly comparable forward-looking GAAP measure because you believe that certain components of the GAAP measure cannot be reliably forecast. Tell us what you relied on in concluding that it is appropriate to present forecasted adjusted diluted EPS for the full fiscal year if you are unable to comply with the reconciliation requirement of S-K Item 10(e)(1)(i)(A). Also, as you refer to the measure as “adjusted,” describe to us how the measure has been adjusted from your GAAP expectations for the year. Refer also to Compliance and Disclosure Interpretation 105.6.

Response: The Company has noted the Staff’s comment and will revise the manner in which it presents its outlook for forecasted adjusted diluted EPS. In future disclosures that include a forecast for its adjusted diluted EPS, the Company will provide a reconciliation from its forecasted non-GAAP adjusted diluted EPS to its forecasted GAAP diluted EPS. In future disclosures, the Company intends to include a reconciliation in a format consistent with the following:

GAAP diluted earnings per share from continuing operations	$	X.XX - $X.XX

Estimated charges for nonrecurring items related to the spinoff (mid-point of an estimated range of $X.XX to $X.XX per diluted share)	$	(X.XX	)
Estimated charges for nonrecurring items related to restructuring and acquisition integration (mid-point of an estimated range of $X.XX to $X.XX per diluted share)	$	(X.XX	)
Estimated charges related to nonrecurring tax items (mid-point of an estimated range of $X.XX to $X.XX per diluted share)	$	(X.XX	)

Non-GAAP adjusted diluted earnings per share from continuing operations	$	X.XX - $X.XX

Brian Cascio

U.S. Securities and Exchange Commission

April 2, 2012

*        *        *

On behalf of the Company, I acknowledge the Company’s responsibility for the accuracy and adequacy of the disclosure in the Form 10-K, Form 10-Q and Form 8-K and that such filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Further, I acknowledge on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (858) 617-2192 if you have any questions.

Sincerely,

/s/ James F. Hinrichs

cc:	Jean Maschal

Joan Stafslien, Esq.

Nathaniel Sisitsky, Esq.

    CareFusion Corporation

Jay Rains, Esq.

    DLA Piper LLP

Doug Regnier

    Ernst & Young LLP